Exhibit 12

Alliance One International, Inc. and Subsidiaries

RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended March 31,
(in thousands)	2013	2012	2011	2010	2009

Pretax income from continuing operations	$51,067	$54,158	$32,849	$74,192	$109,332

Distributed income of equity investees	998	1,480	—	430	—

Fixed charges	121,770	113,852	107,975	118,602	102,545

Earnings	173,835	169,490	140,824	193,224	211,877

Interest	111,064	103,500	98,561	109,410	97,854

Amortization of charges and other	10,706	10,352	9,414	9,193	4,691

Fixed Charges	121,770	113,852	107,975	118,603	102,545

Ratio of Earnings to Fixed Charges	1.43	1.49	1.30	1.63	2.07

Coverage Deficiency	n/a	n/a	n/a	n/a	n/a